[Patton Boggs LLP Letterhead]

December 13, 2012

Mr. Todd K. Schiffman

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Pacific Premier Bancorp, Inc. Form S-4 Registration Statement, Filed November 9, 2012 (File No. 333-184876)

Dear Mr. Schiffman:

On behalf of Pacific Premier Bancorp, Inc. (the “Company”), this letter responds to comments made by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter, dated December 7, 2012 (the “Comment Letter”), regarding the above referenced registration statement on Form S-4 filed with the Commission by the Company on November 9, 2012 (the “Registration Statement”).  We also have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions.  In connection with this letter and the filing of Amendment No. 1, we are sending to the Staff, by courier, four courtesy copies of Amendment No. 1 marked to show changes from the Registration Statement as filed on November 9, 2012.

Set forth below are the Company’s responses to the Staff’s comments provided in the Comment Letter.  For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in bold text below.

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Form S-4

Summary, page 4

1.                                 As required by Item 3(b) of Form S-4, please revise the section entitled “Parties to the Proposed Merger” on page 2 and the disclosure on pages 66 and 67 as follows:

•                                          revise your description of Pacific Premier to disclose that it is controlled by six shareholders (including four institutions and your CEO) who own an aggregate of over 50 percent of the outstanding stock;

•                                          revise your description of Pacific Premier to disclose that sixty five percent of its loan portfolio consists of real estate loans; and

•                                          delete your claim in the fifth paragraph on page 4 that FAB is “unique” to disclose that many banks and other companies offer the same services to community associations and their management companies.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on pages 4, 67 and 68 of Amendment No. 1 to incorporate disclosure of (i) the beneficial ownership of the Company’s chief executive officer and, based on publicly available information, other shareholders who beneficially own great than five percent of issued and outstanding Pacific Premier common stock and (ii) the percentage of real estate loans in the Company’s loan portfolio as of September 30, 2012.  In addition, we revised the disclosure on page 4 of Amendment No. 1 as requested by the Staff.

2.                                 Please revise the section entitled “FAB’s Financial Advisor” on page 5 to disclose the estimated total amount of its fees as of the date of the registration statement. Disclose that before you entered into the merger agreement, you hired SAMCO to find a merger partner and disclose any other fees paid for such services.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page 6 of Amendment No. 1 to disclose the fees paid by First Associations Bank (“FAB”) to SAMCO Capital Markets, Inc. (“SAMCO”) as of the date of Amendment No. 1 and FAB’s hiring of SAMCO and other services provided to FAB.

3.                                 Please revise the section entitled “FAB Shareholders will Receive...” on page 6-7 as follows:

•                                          revise the first paragraph on page 6 to disclose the value of the merger consideration in the aggregate and on a per share basis as of the date of the registration statement;

•                                          revise the second paragraph to clarify that the cash consideration is $19 but will be increased or decreased, include both adjustments to the cash consideration and illustrate the cash consideration in a formula; and

•                                          disclose the aggregate value of the mortgage related securities at the time of the merger agreement and at the time of the registration statement and characterize the portfolio.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 7 with respect to the merger consideration and the FAB mortgage-related securities portfolio.

4.                                 Please revise the section entitled “Approval of the Merger” on page 9 to explain why shareholders of Pacific Premier are not required to approve the merger.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 11 of Amendment No. 1 to explain why shareholders of Pacific Premier are not required to approve the merger.

Risk Factors, page 22

5.                                 Consistent with the requirements of Item 503(c) and Rule 411(d) please delete in the introduction, your attempt to incorporate by reference risk factors in “periodic reports and other documents.” Please include all relevant risk factors in the Form S-4.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 23 of Amendment No. 1 to specifically incorporate by reference the risk factors set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.

6.                                      Consistent with Item 503(c), please revise the risk factor on page 23 regarding interests of directors and officers to identify each of the interests and to quantify the aggregate amount of benefits to the directors and officers and the three largest amounts to directors and officers.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on pages 24 and 25 of Amendment No. 1 to identify and quantify each of the interests of each of the FAB directors and officers in the transaction.

FAB’s Reasons for the Merger, page 33

7.                                      Please revise this section as follows:

•                                          revise the sixth bullet point to identify the “costs and benefits of other strategic alternatives,” the basis for your claim that “a status quo approach would likely result in lower earnings” discuss the pro forma drop in earnings per share and discuss and analyze in detail your projection of lower earnings in the MD&A section;

•                                          revise the seventh bullet point to quantify the agreement to “absorb” expenses and to clarify that the cash merger consideration will still be lowered by the amount of these expenses; and

•                                          revise the ninth bullet point to identify the “alternatives to the merger” that the board reviewed.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure beginning on page 34 of Amendment No. 1 to expand on FAB’s reasons for entering into the merger transaction with the Company.

Pacific Premier’s Reasons for the Merger, page 34

8.                                      Please revise this three sentence section to provide more detail including the basis for your claim that the merger will “create substantial synergies” and will lower the cost of deposits.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 35 and 36 of Amendment No. 1 to expand on the Company’s reasons for entering into the merger transaction with FAB.

Opinion of FAB’S Financial Advisor, page 34

9.                                      Please revise this section as follows:

•                                          reconcile your statement in the first paragraph on page 34 with your statement on in the first paragraph on page 41 regarding SAMCO purchasing and selling stock of either FAB or Pacific Premier and disclose if SAMCO entered into a confidentiality agreement with either entity; and

•                                          as required by Item 509, revise the first paragraph on page 41 to disclose all fees paid to SAMCO by either FAB or Pacific Premier within the past three years and quantify the estimated fees to be paid to SAMCO in connection with the merger as of the date of the registration statement.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 42 of Amendment No. 1 to reconcile the SAMCO disclosure, to reflect fees paid to SAMCO and to incorporate disclosure regarding the confidentiality obligations SAMCO has to FAB and the Company.

If Amendment No. 1 is satisfactorily responsive to the Staff’s comments, the Company currently plans to have the proxy statement/prospectus, which is part of the Registration Statement, distributed to the shareholders of First Associations Bank as soon as practical.  We will contact the Staff in the next few days to discuss anticipated timing of further review and arrangements for requesting effectiveness of the Registration Statement. Please direct any questions or comments regarding the foregoing to the undersigned at (202) 457-6514 or nantin@pattonboggs.com.  Thank you in advance for your assistance in this matter.

Very truly yours,

/s/ Norman B. Antin
Norman B. Antin

cc:                     Jonathan E. Gottlieb

Steven R. Gardner